Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), dated May 14, 2009, should be read in conjunction with the Company’s MD&A for the year ended December 31, 2008, the Company’s annual consolidated financial statements at December 31, 2008 and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the global price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Known and unknown risks inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future for the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

OVERVIEW

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is an established mining and exploration company. IAMGOLD’s interests include seven operating gold mines, a niobium producer, a diamond royalty, and exploration and development projects located within Africa and the Americas. The Company’s advanced exploration and development projects include the Essakane project in Burkina Faso, the Westwood project in Canada, the Quimsacocha project in Ecuador, and the Camp Caiman project in French Guiana.

FIRST QUARTER OF 2009 - HIGHLIGHTS

•	First quarter revenues of $188.6 million were in line with management expectations and reflect the completion of mining at the Sleeping Giant location in the fourth quarter of 2008.

•	Net earnings increased by 53% to $52.5 million or $0.17 per share in the first quarter of 2009 compared to $34.4 million or $0.12 per share in the prior year period.

•

Net earnings during the first quarter of 2009 included a net of tax gain on sale of gold bullion of $29.4 million, partially offset by a foreign exchange loss of $5.3 million (net of tax) due to higher Canadian dollar denominated cash balances, and a termination benefit expense net of tax of $1.5 million related to employees and officers of Orezone. Excluding those items, net earnings were $29.9 million or $0.10 per share.

•

Operating cash flow of $61.3 million ($0.20 per share(2) ) compared to $73.1 million ($0.25 per share(2)) in the first quarter of 2008. The decrease in operating cash flow was mainly driven by lower sales due to completion of mining at the Sleeping Giant mine in late 2008.

•

Attributable gold production of 212,000 ounces and average cash cost(1) of $464 per ounce. The mill expansion investment at Rosebel drove production at the mine to 83,000 attributable ounces of gold, a 16% increase over 2008.

•	Niobec operating margin during the first quarter continued to expand and increased over prior year first quarter by 38% or $6 per kilogram, with niobium production of 985,000 kilograms.

•

Mining costs decreased by 17% or $18.8 million compared to the prior year period. Closure of the Sleeping Giant mine and reduced royalty expenses due to the elimination of two royalties in 2008, accounted for most of the decrease in costs.

•

IAMGOLD has a strong cash and cash equivalents and gold bullion (at market value) position with over $550 million in available capital following the equity financing in March that raised gross proceeds of $281.5 million, and is well positioned to accelerate the Essakane project construction and continue to seek out new opportunities.

•

In February 2009, IAMGOLD acquired Orezone Resources Inc. and the Essakane project, one of West Africa’s largest undeveloped gold reserves. The construction of this project commenced in September 2008 with production expected in the second half of 2010. An increase of 29% or 2.8 million attributable ounces in gold reserves, occured with the Orezone Resources Inc. acquisition.

•	The emphasis on safety continues to deliver results in the first quarter with the Company’s operations reducing the frequency of lost time accidents and modified duty injuries by 20%.

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.
(2)

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

RECENT EVENTS AND INITIATIVES

Acquisition of Orezone Resources Inc. (Essakane project)

On February 25, 2009, the Company completed the acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project (“Essakane project”) in Burkina Faso, West Africa. The Orezone exploration properties, not related to the Essakane project were spun out into the new exploration company Orezone Gold. The Company acquired all of the remaining outstanding common shares of Orezone, with the issuance of 0.08 of an IAMGOLD share and 0.125 of a share of Orezone Gold for each share of Orezone. A total of 28,817,244 shares of the Company were issued to Orezone shareholders.

The Essakane project is one of West Africa’s largest undeveloped gold properties, with production expected in the second half of 2010. The acquisition boosted the Company’s reserves by 29%.

Equity Financing

On March 26, 2009, the Company issued 39,445,000 common shares at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million) and significantly broaden the Company’s international shareholder base. The net proceeds of $269.6 million from the offering were invested in short-term deposits and interest bearing securities and will be used to fund the construction and development of the Essakane project, capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities.

PROJECT UPDATES

Essakane project, Burkina Faso

Since the acquisition of the Essakane project in February 2009, the development team has made significant progress in mine construction. Project expenditures for the first quarter of 2009 were at $44 million for a project to date amount of nearly $129 million with outstanding commitments at the end of March 2009 of $77 million. The Company’s capitalized expenditures since the date of acquisition were $19.8 million for the construction and $4.9 million for development. The Company’s project development team has taken the lead on the project and has modified the construction approach, going from external engineering, procurement, and construction management contracts to owner managed construction activities. The development team is continuing to assess the requirements and is proactively looking to advance the project schedule and identify capital cost saving opportunities while maintaining the IAMGOLD standard for safety and security. The employment of several hundred people from surrounding communities has had a positive impact on the region.

Westwood project, Canada

In January 2009, the Company completed a positive preliminary assessment study which provides further confidence to move towards production in early 2013. The study shows that during the first 13 years, production will average about 200,000 ounces of gold per year with cash costs averaging $290 per ounce. The operation is projected to generate a pre-tax operating cash flow of $665 million over the mine life, with $287 million over the first five years, using a gold price of $700 per ounce.

The raise bore for the exploration shaft was completed in March 2009 and the shaft sinking has commenced. The headframe construction began in August 2008 and the steel erection is scheduled to be completed by the middle of June 2009.

Expenditures during the first quarter of 2009 totaled $13.9 million and were related to the construction of the head frame, the hoist room building and hoist installation. Expenditures were also on lateral development, raise boring and shaft sinking preparation.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Quimsacocha, Ecuador

On January 26, 2009, Ecuador’s National Assembly ratified a new Mining Law that confirmed the importance to the country of responsible mining and provided for fiscal terms, including a royalty rate of not less than 5% on gold production. The government is proceeding with the development of detailed regulations, both mining and environmental to effectively implement the terms of the new Mining Law. The Company, through the Ecuador Mining Council, is working in cooperation with the relevant Ministries towards the preparation of the necessary regulations.

On February 15, 2009, senior management of the Company met with President Correa and several Government ministers, at which time the President publicly declared his support for responsible mining by the Company at Quimsacocha. On March 2, 2009, mining officials from Ecuador publicly declared the termination of the mining mandate removing a major obstacle and allowing the process to move forward. On April 26, 2009, the national elections in Ecuador resulted in the re-election of President Correa. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorizations are received. The final feasibility study for Quimsacocha is expected to take a further twelve months to complete at a cost of $14 million.

ACQUISITIONS

Orezone Resources Inc.

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). The principal asset of Orezone is a 90% interest in the Essakane gold project (the “Essakane project”), including a mining permit covering 100 square kilometres and exploration permits covering over 1,100 square kilometres around the mining permit area. Prior to the 100% acquisition of Orezone, other exploration properties that were not related to the Essakane project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”). Pursuant to the transaction, the Company acquired all of the remaining outstanding common shares of Orezone. The holders of common shares or Orezone received for each share 0.08 of an IAMGOLD common share and 0.125 of a common share of Orezone Gold.

On February 25, 2009, a total of 28,817,244 shares valued at $220.7 million were issued for the acquisition of Orezone. The value was determined based on the market value of the IAMGOLD shares at the closing date of the transaction. The Company’s private placement in Orezone acquired on December 31, 2008, for a gross consideration of $16.4 million, was accounted for using the equity method of accounting within working interests for the period between the acquisition date and February 25, 2009. During this period, the Company recognized an equity loss of $0.5 million. In conjunction with the Orezone Gold spin off, an amount of $3.4 million which represents, the Company’s 16.6% interest in Orezone Gold, was reclassified out of working interests into marketable securities. The remaining private placement balance of $12.5 million has been included as part of consideration for the transaction.

Also included as part of consideration were the issuance of options and warrants of IAMGOLD and a cash subscription of $4.0 million into the shares of Orezone Essakane (BVI) Limited, a wholly owned subsidiary of Orezone. The total purchase price was $238.1 million including transaction costs of $5.4 million less cash and cash equivalents acquired of $5.3 million. The future tax liability attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax liability.

The determination of fair value required management to make assumptions and estimates about the fair values which generally require a high degree of judgment and include future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair values could have an impact on the allocation of the fair value to balance sheet items and on future results.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

The following table presents the allocation of the purchase price to assets acquired and liabilities assumed based on the fair value of the total consideration at the closing date of acquisition:

(in millions $)
$
Assets acquired and liabilities assumed
Current assets	2.4
Mining assets	42.9
Exploration and development	296.3
Current liabilities	(15.0)
Debt	(40.0)
Convertible debenture	(8.3)
Future income and mining tax liability	(40.2)

238.1

Consideration paid
Issuance of shares	220.7
Initial private placement investment	12.5
Additional subscription	4.0
Options issued	0.7
Warrants	0.1
Transaction costs	5.4
Less: Cash and cash equivalents acquired	(5.3)

238.1

MARKET TRENDS

GLOBAL FINANCIAL CRISIS

Events and conditions in the global financial markets particularly over the last several months continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions as well as market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and planning of the Company’s projects. At the date of this MD&A, the Company’s financial position remains strong.

GOLD MARKET

In the first quarter of 2009, the gold price continued to display considerable volatility averaging $908 per ounce ($925 per ounce in the first quarter of 2008) with spot daily closings between $810 and $989 per ounce. The closing price at the end of the first quarter of 2009 was $917 compared to $934 per ounce at the end of the first quarter of 2008 and $870 per ounce on December 31, 2008.

NIOBIUM MARKET

Demand for niobium remains stable despite reductions in global steel demand. Notwithstanding, prices were 18% higher than the first quarter of 2008 and in line with the prior quarter. The Company expects a similar trend for the months to come until the economy improves.

CURRENCY

In the first quarter of 2009, the Canadian dollar remained volatile closing at 1.2613 on March 31, 2009 compared to 1.2180 as at December 31, 2008 and 1.0265 at March 31, 2008. During the first quarter of 2009, the average rate was 1.2456 compared to 1.0042 in the first quarter of 2008.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

The Company has previously entered into hedging contracts for the 2009 spending plans. Following the Canadian dollar equity financing in March 2009, the Company reviewed its hedging position and decided to reduce its hedge of Canadian dollars exposure to 25% after the end of the first quarter. The remaining forward contracts were sold and some of the option contracts were off-set resulting in a net gain of $0.9 million. The Company will continue to monitor its currency hedging requirements and exposure.

OIL PRICE

In the first quarter of 2009, the oil price displayed considerable volatility averaging $43 per barrel with spot daily closings between $34 and $54 per barrel throughout the quarter compared to an average price of $98 per barrel in the first quarter of 2008. Oil price closed at $50 per barrel at the end of the first quarter of 2009 compared to $39 per barrel at the end of December 2008, and $102 per barrel at the end of the first quarter of 2008. The Company has hedged approximately 50% of its planned consumption of diesel for 2009.

To date in 2009, oil prices have been, and may continue to be impacted in the future by the volatility in the financial markets. The Company plans on continuing its hedging strategies to mitigate a portion of its expected 2010 diesel consumption.

OPERATIONS

The following table highlights the Company’s percentage ownership share of producing mines as it relates to the calculation of mining operating segments in the Company’s financial position and operating results.

Mine	Operator	Reporting Segment	Geographic Location	IAMGOLD Share
				2009	2008
Rosebel	IAMGOLD	Gold	Suriname	95%	95%
Doyon Division	IAMGOLD	Gold	Canada	100%	100%
Sleeping Giant	IAMGOLD	Gold	Canada	—	100	%(1)
Mupane	IAMGOLD	Gold	Botswana	100%	100%
Niobec	IAMGOLD	Non-gold	Canada	100%	100%

Joint Ventures:
Sadiola	AngloGold Ashanti	Gold	Mali	38%	38%
Yatela	AngloGold Ashanti	Gold	Mali	40%	40%

Working Interests:
Tarkwa	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
Damang	Gold Fields Limited	Gold	Ghana	18.9%	18.9%

(1)

The Company mined and processed reserves at Sleeping Giant until the end of its current reserve life which occurred at the end of October 2008, at which time, the property and all the related infrastructure assets were sold.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	As at March 31, 2009	% Change	As at December 31, 2008
	$		$
Financial Position
Cash and cash equivalents and gold bullion
• at market value	463.3	72%	269.1
• at cost	412.1	119%	188.2
Total assets	2,721.9	26%	2,151.7
Debt	45.6	(19)%	56.1
Shareholders’ equity	2,190.6	32%	1,655.7

(in $ millions, except where noted)	Three months ended March 31, 2009	% Change	Three months ended March 31, 2008
	$		$
Results of Operations
Revenues	188.6	(9)%	208.0
Mining costs	89.3	(17)%	108.1
Depreciation, depletion and amortization	32.0	(21)%	40.7

Earnings from mining operations	67.3	14%	59.2
Earnings from working interests	5.9	(46)%	10.9

Total earnings from operations and working interests(1)	73.2	4%	70.1

Net earnings	52.5	53%	34.4

Basic and diluted net earnings per share ($/share)	0.17	42%	0.12

Cash Flows
Operating cash flow	61.3	(16)%	73.1

Key Operating Statistics
Gold sales (including working interests) (000 oz – IMG share)	215	(7)%	232
Average realized gold price ($/oz)	884	(2)%	900
Gold produced (000 oz – IMG share)	212	(9)%	234
Cash cost ($/oz)(2)	464	(3)%	476

(1)	The total earnings from operations and working interests is a non-GAAP measure. Please refer to consolidated statement of earnings for reconciliation to GAAP measure.
(2)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

FINANCIAL RESULTS

FINANCIAL POSITION

The Company ended the first quarter of 2009 with a strong liquidity position having $463.3 million in cash and cash equivalents and gold bullion (at market value) compared to $269.1 million at the end of 2008. The positive first quarter operating cash flow and the funds received from the equity issue were partly used for new project investment and existing project expansion.

As at March 31, 2009, the credit facility was drawn upon for $40.0 million, and a letter of credit of $9.2 million was outstanding under the credit facility to guarantee certain asset retirement obligations.

On March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million). The net proceeds of $269.6 million from the offering were invested in short-term deposits and interest bearing securities. The proceeds will be used to fund the construction and development of the Essakane project, capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities.

NET EARNINGS

The change in net earnings in the first quarter of 2009 compared to the first quarter of 2008 is attributable to the following:

(in $ millions)	Q1 2009
$
Revenues are higher (lower) due to:
Metal prices	2.6
Sales volumes	(4.4)
By-products credits and royalty income	(1.6)

Mining costs are lower (higher) due to:
Royalty expenses	7.1
Operating costs	7.9
Production volume	(3.4)
Net impact of closing of Sleeping Giant during Q4 2008	(3.6)
Lower depreciation, depletion and amortization	2.7
Lower earnings from working interests	(5.0)
Higher foreign exchange expenses	(8.0)
Higher derivative loss	(4.7)
Gain on sale of gold bullion	36.6
Other items	(3.9)
Higher income and mining taxes	(4.2)

Increase in net earnings, compared to Q1 2008	18.1

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

REVENUES

The Company’s consolidated revenues were $188.6 million in the first quarter of 2009, compared to $208.0 million in the first quarter of 2008. Revenues decreased $19.4 million or 9% as a result of:

•	lower gold sales volume for $14.7 million primarily because of the closure of Sleeping Giant.

•	a $0.9 million decline in niobium sales as volume decreased by $5.7 million resulting from the economic slowdown in the steel industry partially offset by $4.8 million of price increases.

•

lower realized gold price ($2.2 million). Gold prices excluding Sleeping Giant and working interests declined to $880 per ounce in the first quarter of 2009 compared to $893 per ounce in the prior year quarter.

•

lower by-product credit and revenues from royalty interests ($1.6 million). Revenues from royalty interests from the Diavik Diamond property in Yellowknife, Northwest Territories, were $1.3 million in the first quarter of 2009 compared to $2.3 million in the first quarter of 2008 as a result of lower production mainly due to lower grade.

MINING COSTS AND CASH COSTS

Mining costs were $89.3 million in the first quarter of 2009 compared to $108.1 million in the first quarter of 2008. Mining cost decreased $18.8 million or 17% primarily as a result of:

•	closure of the Sleeping Giant mine in the fourth quarter of 2008. Sleeping Giant’s mining costs in the first quarter of 2008 were $7.2 million

•

lower royalty expenses ($7.1 million) primarily due to the elimination of two royalties in 2008, and due to a marginally lower realized gold price. Royalty expenses at the Rosebel mine were $4.4 million lower compared to the prior year quarter due to the acquisition of EURO Ressources S.A. in the fourth quarter of 2008. Compared to the prior year quarter, royalty expenses at the Doyon division were lower by $2.4 million with the acquisition of the participation royalty payable to Barrick Gold Corporation in the second half of 2008

•	movements in the average exchange rate between the Canadian and US dollar also positively impacted mining costs during the first quarter of 2009 for the Canadian operations by $6.3 million

•	lower energy costs as a result of lower diesel fuel prices and lower power costs.

These decreases were partially offset by:

•	cost increases of consumables such as reagents, cyanide, and grinding media.

OTHER ITEMS

Depreciation, depletion and amortization in the first quarter of 2009 decreased as a result of the closure of Sleeping Giant in October 2008 and increases in reserves at Rosebel and Sadiola. These decreases were partially offset by amortization of deferred stripping at Yatela, the depreciation of new mining fleet and equipment at Mupane and Rosebel, and depreciation of royalties acquired for the Rosebel mine and the Doyon division.

Earnings from working interests decreased due to lower realized gold prices and higher mining costs. Refer to sections on Tarkwa and Damang operations. In addition, the Company recorded a $0.5 million loss arising from the Company’s equity interest in Orezone between January 1 and February 25, 2009.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Corporate administration expenses in the first quarter of 2009 were $11.0 million compared to $8.6 million in the first quarter of 2008. The increase in 2009 was mainly due to an increase in stock based compensation for $0.9 million, and expanded management team and corporate initiatives dedicated to delivering improved results.

Exploration expenses in the first quarter of 2009 were $6.6 million compared to $8.0 million in the first quarter of 2008. Refer to the Exploration and Development section for more details.

Foreign exchange expenses in the first quarter of 2009 were $8.2 million compared to $0.2 million in the first quarter of 2008. The increase in 2009 was mainly due to the impact of foreign exchange variation on a higher amount of cash held in Canadian dollars resulting from the equity financing in Canadian dollars during the first quarter of 2009.

The Company enters into hedge contracts to protect against volatility in the marketplace. The derivative loss of $3.2 million during the first quarter of 2009 is due to the market variation of derivative contracts held on gold, foreign exchange and heating oil. For more information, refer to the Balance sheet section of this MD&A. In the first quarter of 2008, the derivative gain of $1.5 million was related to the impact of the change in the gold price related to ounces of gold receivable.

Gain on sales of gold bullion totaled $36.6 million during the first quarter of 2009, and resulted from the sales by the Company of 73,705 ounces of gold at an average price and cost of $901 and $ 404 respectively, with proceeds of $66.4 million.

In the first quarter of 2009, the net other expense totaled $2.0 million compared to net other expense of $0.1 million in the first quarter of 2008. The increase of these other expenses in 2009 is mainly due to contractual termination benefits of $2.2 million recorded for employees and officers of Orezone following the acquisition of this asset in February and paid shortly after the acquisition.

During the first quarter of 2009, income and mining taxes totaled $24.3 million compared to $19.4 million in the first quarter of 2008. The increase in 2009 was mainly due to higher taxable income realized by both the Rosebel mine and the Canadian mining operations.

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
	$	$	$	$	$	$	$	$
Revenues	188.6	209.6	226.9	225.1	208.0	194.2	170.2	167.3

Net earnings (loss)	52.5	(96.4)	18.8	33.2	34.4	8.5	19.5	(81.4)
Add back:
Impairment charges (net of related income taxes)	—	112.8	4.6	—	—	5.9	—	93.7

Adjusted net earnings(1)	52.5	16.4	23.4	33.2	34.4	14.4	19.5	12.3

Basic and diluted net earnings (loss) per share	0.17	(0.33)	0.06	0.11	0.12	0.03	0.07	(0.28)

Adjusted basic and diluted net earnings per share(1)	0.17	0.06	0.08	0.11	0.12	0.05	0.07	0.04

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production		Total Cash Cost (1)
	Three months ended March 31,		Three months ended March 31,
	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	83	72	393	488
Doyon Division (100%)	27	29	529	635
Mupane (100%)	14	20	653	422
Joint Venture
Sadiola (38%)	36	37	385	400
Yatela (40%)	13	17	526	403

	173	175	444	478

Working Interests
Tarkwa (18.9%)	29	31	527	462
Damang (18.9%)	10	10	647	585

	39	41	558	492

Total (excluding closed mine)	212	216	464	481
Closed Mine (Sleeping Giant)	—	18	—	414

Total	212	234	464	476

The following table details the royalty expense included in cash costs.

Cash cost per ounce of gold	Three months ended March 31, 2009	% Change	Three months ended March 31, 2008
	$/oz		$/oz
Cash cost excluding royalties	427	4%	411
Royalties	37	(43)%	65

Cash cost (1)	464	(3)%	476

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD’s attributable production in the first quarter of 2009 decreased by 22,000 ounces or 9% compared to the first quarter of 2008.

Excluding the Sleeping Giant mine which produced 18,000 ounces during the first quarter of 2008, and closed in fourth quarter of 2008, attributable production decreased by 4,000 ounces compared to the first quarter of 2008 primarily as a result of:

•

Lower gold production at Mupane due to lower gold grades mined, and lower mill recoveries caused by metallurgical challenges associated with lower grades. Actions to improve recoveries have been initiated and positive results are expected in the next quarter.

•	Lower gold production at Yatela due to lower gold stacked in the prior periods.

•

Lower production at Tarkwa due to commissioning problems with the newly expanded CIL plant. By the end of the quarter, many of the issues impacting the performance of the mine had been addressed and improvements are expected.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Partially offset by:

•	Higher production at Rosebel due to higher throughput as the expansion of the mill starts to show a positive impact.

Consolidated cash costs decreased by 3% or $12 per ounce in the first quarter of 2009 to $464 per ounce compared to $476 per ounce in the first quarter of 2008

The Company’s consolidated cash cost decreased in the current quarter compared to the prior year quarter primarily due to lower royalties, lower energy costs and the impact of a stronger US Dollar on the Canadian operations. Royalty expense decreased by $28 per ounce compared to the prior year quarter primarily as a result of the 2008 acquisitions of the participation royalties payable for the Doyon and Rosebel mine’s production. Energy costs decreased primarily as a result of lower global diesel fuel prices compared to the first quarter of 2008. Consolidated cash cost per ounce was negatively impacted by a lower gold production in the current quarter compared to the first quarter of 2008. Excluding Sleeping Giant from the first quarter of 2008 production and costs, the decrease in cash costs was $17 per ounce.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price
	Three months ended March 31,		Three months ended March 31,
	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	176	174	880	893
Working interests	39	41	904	917

Total ( excluding closed mine)	215	215	884	897
Closed mine (Sleeping Giant)	—	17	—	932

Total (1)	215	232	884	900

(1)	Attributable sales volume for the first quarter of 2009 and the first quarter of 2008 were 211,000 ounces and 229,000 ounces, respectively, after taking into account 95% of Rosebel sales.

Gold sales volumes have declined in conjunction with production volumes. Realized gold prices have decreased slightly in the first quarter of 2009 compared to the first quarter of 2008. The average gold price on the London Metal Exchange for the first quarter of 2009 decreased 2% to $908 per ounce compared to $925 per ounce in the first quarter of 2008. During the first quarters of 2009 and 2008, the Company sold all its gold in the spot market, except for forward sales commitments of 19,444 ounces at Mupane.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

RESULTS OF OPERATIONS

Suriname—Rosebel Mine (IAMGOLD interest—95%)

Summarized Results

100% Basis

	Q1 2009	% Change	Q1 2008
Total operating material mined (000t)	11,127	10%	10,099
Strip ratio(a)	3.2	(22)%	4.1
Ore milled (000t)	2,448	27%	1,931
Head grade (g/t)	1.2	(8)%	1.3
Recovery (%)	93	—	93
Gold production – 100% (000 oz)	88	16%	76
Attributable gold production – 95% (000 oz)	83	16%	72
Gold sales – 100% (000 oz)	74	6%	70

Gold revenue ($/oz)(b)	$912	(2)%	$926

Cash cost excluding royalties ($/oz)	$353	(8)%	$385
Royalties ($/oz)	40	(60)%	100

Cash cost ($/oz)(c)	$393	(19)%	$485

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

During the first quarter of 2009, the Rosebel mine recorded higher levels of mine production, mill throughput and gold production compared to the first quarter of 2008.

Mine production increased in the current quarter compared to the prior year period despite sourcing the ore from pits with longer haul distances. This increase was a result of a new and enhanced mining fleet, a revised pit design, and increased efficiency realized in drilling, loading and hauling. As planned, the strip ratio was lower due to more sourced from low strip ratio pits.

The increase in gold production was primarily due to increased milling rates, partially offset by lower gold grades. The mill expansion had a positive impact on throughput for the quarter. Throughput increased during the current quarter compared to the prior year period with the installation of the second ball milling line in February 2009. The mill expansion is expected to be completed in the second quarter of 2009, resulting in some further production capacity gains, up to at least the name plate capacity of 11 million tonnes per year. As planned, gold grades were lower during the quarter compared to the prior year period. Grades were higher in the first quarter of 2008 due to mining the higher grade bottom of the pit. Recoveries were unchanged compared to the prior year period and are expected to increase after the completion of the mill expansion and optimization.

Cash costs per ounce were positively impacted by a 16% increase in gold production in the first quarter of 2009 compared to the first quarter of 2008. Energy costs were lower with the decrease in the global prices for diesel fuel and decreased costs of power, partially offset by an increase in mine production, longer haul distances, and higher activity in the mill. Royalty expenses were lower primarily due to the acquisition of the EURO royalty in December 2008. The cost of inputs such as consumables and labour increased during the first quarter of 2009 mainly to support the increased volumes in the operation. The impact on amortization expense arising from the royalty purchase was $25 per ounce for the first quarter of 2009.

During the first quarter of 2009, capital expenditures relating to Rosebel were $14.8 million and consisted primarily of the mill expansion ($5.6 million), mining equipment ($2.9 million), tailings dam ($0.8 million), reserve development ($2.2 million) and various smaller projects ($3.3 million).

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Rosebel Mill expansion project

The mill expansion project is expected to be completed in the second quarter of 2009 with the completion of the tailings pumping line, and additions to the carbon stripping area and the thickening area. The second ball milling line and the back-up transformer were completed during the first quarter of 2009.

To date, Rosebel has spent $44.3 million on the mill expansion and optimization projects which started to provide the following benefits:

•

With the production ramp-up following commissioning of the various circuit components, annual mill throughput is expected to be 10.0 million tonnes of ore in 2009, while adding sufficient operational flexibility to increase throughput up to 11.0 million tonnes, should conditions support the use of the additional capacity.

•	Extra leach tanks will allow for increased residence time to boost metallurgical recovery up to 95%.

The mill optimization will enable production rates to be maintained despite an increased proportion of hard rock being fed into the mill in future years.

Canada—Doyon Division (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Q1 2009	% Change	Q1 2008
Total operating material mined (000t)	107	(16)%	127
Ore milled (000t)	106	(12)%	121
Head grade (g/t)	8.3	8%	7.7
Recovery (%)	96	(1)%	97
Gold production (000 oz)	27	(7)%	29
Gold sales (000 oz)	36	16%	31

Gold revenue ($/oz)(a)	$916	(1)%	$925

Cash cost excluding royalties ($/oz)	$521	(4)%	$543
Royalties ($/oz)	8	(91)%	92

Cash cost ($/oz)(b)	$529	(17)%	$635

(a)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production decreased during the first quarter of 2009 due to lower mine production, partially offset by higher gold grades. Mine production was lower in the current quarter compared to the first quarter of 2008 primarily due to the maturity of the mines, challenging ground conditions and narrower ore zones being mined. Gold production in the the first quarter of 2009 was positively impacted by the mining of higher grade ore relative to the first quarter of 2008.

Cash costs were lower during the current quarter due to the strengthening of the US Dollar, and lower royalty expenses which offset the lower gold production. Royalty expenses decreased by $84 per ounce during the first quarter of 2009 compared to the first quarter of 2008 as a result of the Company acquiring the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation in July 2008. This transaction eliminated the royalty obligation on production from the Doyon mine and the Westwood project. The impact on amortization expense as a result of the transaction was $39 per ounce for the the first quarter of 2009.

Due to better than expected results in challenging mining areas, the closure of the Doyon mine has been delayed from May 2009 to the third quarter of 2009. The Mouska mine is expected to continue until early 2010.

There were no significant capital expenditures at the Doyon division during the first quarter of 2009.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Botswana—Mupane Mine (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Q1-2009	% Change	Q1 2008
Total operating material mined (000t)	1,639	131%	711
Strip ratio(a)	6.3	473%	1.1
Ore milled (000t)	252	13%	224
Head grade (g/t)	2.2	(35)%	3.4
Recovery (%)	76	(10)%	84
Gold production (000 oz)	14	(30)%	20
Gold sales (000 oz)	19	—	19

Gold revenue ($/oz)(b)	$643	3%	$626

Cash cost excluding royalties ($/oz)	$596	59%	$375
Royalties ($/oz)	57	21%	47

Cash cost ($oz)(c)	$653	55%	$422

(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production was lower by 6,000 ounces during the first quarter of 2009 compared to the first quarter of 2008 due to lower grades and mill recoveries. The lower grades caused lower than planned recoveries and a metallurgical review was initiated. Preliminary results show positive gains from this initiative. The increase in mill throughput compared to the first quarter of 2008 was the result of higher plant and crusher availability.

Mine production increased significantly during the first quarter of 2009 compared to a year earlier through the utilization of an owner mining fleet.

Cash cost per ounce of gold was higher in the first quarter of 2009 compared to the first quarter of 2008, primarily as a result of a decline in gold production. Partially offsetting this impact were lower energy costs due to a decline in global fuel prices and lower mining overheads. Mining overheads were lower as a result of owner mining in the current quarter compared to contractor mining in the first quarter of 2008. Cash costs are expected to decline and production is expected to increase as higher gold grade and mill recoveries are realized.

Capital expenditures for the first quarter of 2009 were $0.3 million.

Mupane forward sales contracts:

During the first quarter of 2009, the required 19,444 ounces of gold were delivered under the forward sales contracts equal to the number of ounces delivered in the first quarter of 2008. There were no spot sales of gold during the first quarter of 2009 and the first quarter of 2008. As at March 31, 2009, the remaining Mupane forward sales contracts acquired on the acquisition of Gallery Gold Limited and expiring during the second quarter of 2009 were as follows:

Year	Forward Sales oz	Average Forward Price ($/oz)	Liability (in $ millions)
2009	24,444	410	5.8

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Revenues at Mupane were comprised of the following:

(in $ millions)	Q1 2009	Q1 2008
	$	$
Gold forward sales contracts	7.8	7.8
Gold forward sales liability amortization	4.7	4.3
Silver sales	—	0.1

Revenues at Mupane	12.5	12.2

Mali—Sadiola Mine (IAMGOLD interest – 38%)

Summarized Results

	Q1 2009	% Change	Q1 2008
Total operating material mined (000t)	2,246	(15)%	2,629
Strip ratio(a)	4.6	84%	2.5
Ore milled (000t)	357	(1)%	359
Head grade (g/t)	3.0	(32)%	4.4
Recovery (%)	91	21%	75
Attributable gold production (000 oz)	36	(3)%	37
Attributable gold sales (000 oz)	34	(8)%	37

Gold revenue ($/oz)(b)	$898	(3)%	$930

Cash cost excluding royalties ($/oz)	$334	(3)%	$344
Royalties ($/oz)	51	(9)%	56

Cash cost ($oz)(c)	$385	(4)%	$400

(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production decreased marginally in the current quarter compared to the first quarter of 2008 primarily as a result of lower gold grades, offset to a large extent by higher recoveries. Grades were lower and recoveries were higher during the first quarter of 2009 compared to the first quarter of 2008 due to higher proportion of oxide ores being treated. During the current quarter, the mine processed only oxides in the first two and a half months of the year, and then processed sulphides for the remaining period in March. This strategy has resulted in an increase in overall recoveries and a drop in reagent consumption. In addition, absolute recovery for both sulphide and oxide ores were higher as a result of the gravity circuit commissioned during 2008.

As expected, mine production was lower at a higher strip ratio compared to the prior year quarter due to mining in pits with longer haul distances with higher waste stripping required.

Cash costs per ounce of gold decreased during the first quarter of 2009 compared to the first quarter of 2008 primarily as a result of lower energy costs, lower drilling costs and lower cost of consumables. Energy costs declined as a result of lower global diesel fuel prices, lower power costs and lower tonnage mined. Consumption of consumables decreased as a result of processing a lower proportion of sulphides in the current quarter. These positive impacts outweighed the effect of a 3% decline in production on cash costs per ounce. Royalty expenses were lower as a result of lower gold prices and gold sales volumes compared to the same period in the prior year.

There were no dividends distributed in the first quarter of 2009 or the comparable period in the prior year.

The Company’s attributable portion of capital expenditures during the first quarter of 2009 of $0.3 million was mainly for the deep sulphide project. In early May 2009, an additional $14 million of exploration expenditures excluding the deep sulphide project was approved by the Sadiola Board of Directors.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Mali—Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

	Q1 2009	% Change	Q1 2008
Total operating material mined (000t)	939	47%	637
Capitalized waste mined – pit cutback (000t)	—	(100)%	386
Strip ratio(a)	2.9	(66)%	8.6
Ore crushed (000t)	271	(8)%	294
Head grade (g/t)	2.8	87%	1.5
Attributable gold stacked (000 oz)	25	79%	14
Attributable gold production (000 oz)	13	(23)%	17
Attributable gold sales (000 oz)	13	(24)%	17

Gold revenue ($/oz)(b)	$909	(1)%	$921

Cash cost excluding royalties ($/oz)	$471	35%	$348
Royalties ($/oz)	55	—	55

Cash cost ($oz)(c)	$526	31%	$403

(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production decreased in the first quarter of 2009 as a result of lower gold stacked in the prior periods compared to the same period in 2008. The higher grades of ore stacked during this current quarter will report as gold production in later periods.

Mine production (including capitalized waste) and the strip ratio were lower during the current quarter compared to the first quarter of 2008 primarily due to lower waste stripping required as fresh ore was exposed in the Yatela push back during the fourth quarter of 2008.

Gold stacked increased in the current quarter primarily due to higher gold grades, offset to some extent by lower ore crushed as a result of lower equipment availability. Gold grades were higher during the quarter as higher grade fresh ore was mined and crushed, compared with lower grade marginal ore crushed in the prior year quarter. Ore crushed was lower during the quarter as a result lower equipment availability.

Cash costs were higher during the first quarter of 2009 compared to the first quarter of 2008 as a result of lower gold production and higher waste costs expensed in the current year. Waste capitalization ceased during the fourth quarter of 2008 as the ore body was accessed. Since November 2008, all waste stripping costs are being expensed and amortization of capitalized stripping costs from prior periods is being recorded.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Q1 2009	% Change	Q1 2008
Total operating material mined (000t)	4,487	15%	3,904
Capitalized waste mined (000t)	2,259	40%	1,611
Strip ratio(a)	3.6	13%	3.2

Heap Leach:
Ore crushed (000t)	537	(34)%	816
Head grade (g/t)	1.0	—	1.0
Attributable gold stacked (000 oz)	17	(37)%	27
Attributable gold production (000 oz)	14	(22)%	18

Mill:
Ore milled (000t)	449	64%	274
Head grade (g/t)	1.3	(19)%	1.6
Recovery (%)	97	(1)%	98
Attributable gold production (000 oz)	15	15%	13

Total attributable gold production (000 oz)	29	(6)%	31
Total attributable gold sales (000 oz)	29	(6)%	31

Gold revenue ($/oz)(b)	$904	(1)%	$915

Cash cost excluding royalties ($/oz)	$500	15%	$435
Royalties ($/oz)	27	—	27

Cash cost ($oz)(c)	$527	14%	$462

(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production in the current quarter was lower compared to the same period in the prior year as a result of lower tonnes processed and lower gold grades. Gold production was lower in the heap leach plant and higher in the CIL plant compared to the prior year quarter, as a result of the completion of the CIL expansion at the end of 2008, and the permanent cessation of stacking at the South Heap leach pads. The CIL expansion’s build-up to full production proved to be slower than initially anticipated due to several commissioning issues experienced during January and February. This included the failure of the auxiliary stockpile feed system which prevented the mill from being fed at design capacity causing major blending problems, as well as process flow issues which choked the thickeners at the new plant. These issues have largely been resolved and the new plant has been operating at an average of approximately 33,000 tonnes milled per day from mid March, at times exceeding design capacity.

Cash costs for the quarter increased compared to the prior year period due to higher consumption of diesel fuel, consumables, and power. Higher operating tonnes mined increased diesel fuel consumption during the quarter. This increase was partially offset by lower diesel fuel prices. Consumption of consumables and power increased with the completion of the CIL expansion and the corresponding increase in throughput. In addition, lower gold produced compared to the same period last year increased cash cost per ounce.

The Company’s attributable portion of capital expenditures during the quarter was $6.4 million and was primarily for capitalized waste stripping, additional primary mining fleet, the relocation of an electrical transformer sub-station, high pressure grinding roll plant, and additional completion costs on the CIL expansion project.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

During the current quarter, the Company invested $6.6 million in Tarkwa due to a temporary cash shortage faced by the operations as a result of timing of the capital expenditures. Based on current cash flow projections, this amount is expected to be repaid during 2009. Attributable portion of cash held at Tarkwa accounted for as a working interest totaled $1.0 million as at March 31, 2009 and will increase with the expected ramp-up in production at the CIL plant.

Ghana—Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Q1 2009	% Change	Q1 2008
Total operating material mined (000t)	909	(43)%	1,583
Capitalized waste mined – pit cutback (000t)	—	(100)%	145
Strip ratio(a)	3.6	(46)%	6.7
Ore milled (000t)	252	8%	233
Head grade (g/t)	1.3	(7)%	1.4
Recovery (%)	93	(1)%	94
Attributable gold production & sales (000 oz)	10	—	10

Gold revenue ($/oz)(b)	$906	(2)%	$921

Cash cost excluding royalties ($/oz)	$620	11%	$557
Royalties ($/oz)	27	(4)%	28

Cash cost ($oz)(c)	$647	11%	$585

(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production for the current quarter was the same as the prior year quarter. While throughput was higher, gold grades and mill recoveries were lower than the prior year quarter as downtime in the primary crusher led to supplementing the mill with lower grade oxide tonnage. Mine production was lower than the same quarter in the prior year since the waste stripping related to the pit cutback was completed by the end of the first quarter of 2008.

Cash costs increased in the current quarter compared to the prior year quarter primarily due to higher waste expensed partially offset by lower diesel fuel prices. After reaching the main ore body, waste stripping costs related to the pit cutback are being expensed and capitalized waste is being amortized. In comparison, waste was being capitalized in the first quarter of 2008. The decline in global diesel fuel prices and lower diesel consumption due to lower mine production lowered cash costs in the current quarter compared to the prior year period. Royalty expenses were lower as a result of lower realized gold prices.

The Company’s attributable portion of capital expenditures of $0.7 million during the current quarter was primarily for a mobile crusher, plant upgrade project, tailings storage facility, and new resource conversion drilling.

Damang did not make any cash distributions in the current quarter and the prior year period. Attributable portion of cash held at Damang, accounted for using the equity method of accounting within working interests, totaled $2.5 million as at March 31, 2009.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Canada—Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Q1 2009	% Change	Q1 2008
Total operating material mined (000t)	424	(5)%	447
Ore milled (000t)	413	(4)%	429
Grade (% Nb205)	0.63	(6)%	0.67
Niobium production (000 kg Nb)	985	(14)%	1,151
Niobium sales (000 kg Nb)	863	(17)%	1,046
Operating margin ($/kg Nb)(a)	$22	38%	$16

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Niobium production during the first quarter of 2009 was 1.0 million kilograms, a decrease of 14% compared to 1.2 million kilograms in the first quarter of 2008. The decrease in production was a result of lower tonnage hoisted and processed as well as lower grades and recoveries. Mine production and throughput were lower due to a planned shutdown for hoist and plant maintenance.

The slowdown in demand in the steel sector lowered sales volumes in the current quarter. As a result, niobium production sold in the current quarter was lower than the prior year quarter by 0.1 million kilograms. The Company expects to sell all of its anticipated production at similar margins to the first quarter.

Niobium revenues were lower during the first quarter of 2009 at $31.8 million, compared to $32.7 million in the first quarter of 2008 as a result of a decrease in sales volume ($5.7 million) partially offset by an increase in the realized niobium price ($4.8 million).

The operating margin per kilogram of niobium increased during the first quarter of 2009 compared to the first quarter of 2008 by $6 per kilogram or 38%, primarily as a result of an increase in the niobium price. Lower costs due to the strengthening of the US Dollar against the Canadian dollar also contributed to a higher operating margin.

Capital expenditures during the first quarter of 2009 were $4.3 million primarily related to shaft deepening, a filtration and drying project, and underground development.

The Company anticipates increased contribution from the Niobec mine, with the expected completion of a $12.0 million paste backfill plant and underground development by mid 2010. A technical report, completed in February 2009, shows that the paste backfill system will enable the extraction of more ore grade material. As underground development proceeds, current resources are expected to be converted into reserves at a rate of about 2 to 4 million tonnes per year. Detailed engineering on the design of the paste backfill facility is underway. The construction of the paste backfill plant and underground development provides an estimated rate of return of over 20% at long-term niobium prices. The potential to realize additional tonnage from the current mining levels through the use of paste backfill is also being investigated.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

EXPLORATION AND DEVELOPMENT

In the first quarter of 2009, the Company incurred $30.9 million on exploration and development stage projects compared to $16.5 million in the first quarter of 2008. The total includes greenfields exploration, near-mine exploration, and development stage projects in the Company’s project pipeline.

Expenditures on greenfields exploration in the first quarter of 2009 were $4.5 million and were carried out at more than twelve early stage projects in eight countries of South America and Africa as part of the Company’s long-term commitment to growth.

During the first quarter of 2009, near-mine exploration and development expenditures totaled $3.8 million with more than half of the total relating to near-mine exploration work at Rosebel, as part of a 90,000-metre diamond drilling program. Near-mine expenditures of $1.3 million at the Doyon mine were part of a deep drilling program beneath and adjacent to the current operation.

During the first quarter of 2009, expenditures at development stage projects including Westwood, Quimsacocha, Camp Caiman, La Arena, Niobec and Essakane were $22.6 million in capitalized and expensed expenditures respectively including capitalized expenditures of $13.9 million for Westwood.

Exploration and development expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
First quarter ended March 31, 2009
Operating mines – segment(1)	2.4	1.4	3.8
Development projects(2)	22.0	0.6	22.6
Greenfields exploration projects(3)	—	4.5	4.5

	24.4	6.5	30.9

First quarter ended March 31, 2008
Operating mines – segment(1)	2.6	2.1	4.7
Development projects(2)	4.5	0.3	4.8
Greenfields exploration projects(3)	1.6	5.4	7.0

	8.7	7.8	16.5

(1)

Capitalized and expensed exploration related to activities within a mine area are included in mining assets and within the segmented information found in the notes to the interim consolidated financial statements, and are discussed in the results of operations section of this MD&A.

(2)	Development capitalized projects, which are distinct from mine activities, are discussed below in the following sections.
(3)	Greenfields exploration expensed projects, which are distinct from mine activities, are discussed below in the following sections.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

The Company’s exploration and development expenditures were as follows:

(in $ millions)	Q1-2009	Q1-2008
	$	$
Capitalized Development expenditures(1)
North America
Canada – Westwood	13.9	3.1
Canada – Niobec	1.7	—
Africa
Burkina Faso – Essakane	4.9	—
South America
Ecuador – Quimsacocha	1.1	0.4
French Guiana – Camp Caiman	—	0.6
Peru – La Arena	0.4	0.4

	22.0	4.5

Capitalized Exploration
Operating mines – segment(2)
Suriname	2.3	2.6
Canada	0.1	—

	2.4	2.6

Greenfields exploration(3)
Africa	—	1.6

Total Capitalized	24.4	8.7

Expensed Development Expenditures(1)
South America
Ecuador – Quimsacocha	0.1	0.3
French Guiana – Camp Caiman	0.5	—

	0.6	0.3

Expensed Exploration
Operating mines – segment(2)
Canada	1.3	1.5
Botswana	—	—
Mali	—	0.6
Other	0.1	—

	1.4	2.1

Greenfields exploration(3)
South America	2.5	3.6
Africa	1.9	1.6
Canada	0.1	0.2

	4.5	5.4

Total Expensed	6.5	7.8

Total	30.9	16.5

(1)	Development expenditures, which are distinct from mine activities, are discussed below.
(2)

Capitalized and expensed exploration related to activities within a mine area are included in mining assets and within the segmented information found in the notes to the interim consolidated financial statements. Expenditures are discussed in the results of operations section of this MD&A.

(3)	Greenfields exploration expensed projects, which are distinct from mine activities, are discussed below.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

CAPITALIZED DEVELOPMENT PROJECTS

Westwood project

In January 2009, the Company completed a positive preliminary assessment study which provides further confidence to move towards production in early 2013 and substantiating the $81.3 million (net of tax credits) expenditures planned for 2009. The study shows that during the first 13 years, production is expected to average 200,000 ounces of gold per year at a diluted grade of 8.1 grams of gold per tonne with cash costs of $290 per ounce. The operation is planned to generate pre-tax operating cash flow of $665 million over the mine life, with $287 million over the first five years.

The preliminary assessment study shows a pre-tax internal rate of return of 13.2% using a gold price of $700 per ounce. A Canadian per US dollar exchange rate of 1.25 was used.

Inferred resources are 3.2 million ounces of gold, using a 4 grams of gold per tonne cutoff and in addition, the Warrenmac lens has an indicated resource of 70,000 ounces of gold which has been delineated. Mineralization has been identified at Westwood from a 60-metre depth to as deep of 2,200 metres, with three sub-parallel zones that extend along a strike length in excess of 1.8 kilometres. An important step to moving Westwood towards a commercial production decision is to increase the confidence level of the current resources and to establish geologic continuity. The conversion to measured and indicated resources needs to be sufficiently advanced to start commercial production in 2013.

In the first quarter of 2009, a total of 20,000 metres of drilling were completed at Westwood of which 8,600 metres within the known resources, and the remaining 11,400 metres for exploration holes both from surface and from the underground exploration drift (at a depth of 840 metres).

One deep hole was drilled at Westwood in late 2007, to test at depth below the known mineralization of Zone 2. As previously reported, this hole intersected high grade mineralization of 11.6 grams of gold per tonne over a core length of 10.0 metres and 23.6 grams of gold per tonne over 5.0 metres in two lenses of Zone 2, at vertical depths of approximately 2.3 kilometres. Subsequently, two additional deep holes were done by wedging the initial hole twice. Four additional intersections returned significant gold mineralized intersections.

A feasibility study is anticipated once the development required to establishing the confidence level in the resources is completed.

The raise bore for the exploration shaft was completed in March 2009 and the shaft sinking has commenced. The headframe construction began in January 2009 and the steel erection is scheduled to be completed by the end of June 2009.

Expenditures during the first quarter of 2009 totaled $13.9 million and were related to the construction of the headframe, the hoist room building and hoist installation. Expenditures were also on lateral development, raise boring and shaft sinking preparation. The remaining 2009 planned capital expenditures to advance Westwood towards a definitive production decision are $69.5 million and will mainly be for surface construction related to headframe, hoist room, hoist, and electrical infrastructure ($28.5 million), shaft sinking ($13.5 million), development and mine services ($19.0 million), exploration ($5.7 million), and equipment ($2.8 million).

In 2009, 73,500 metres of diamond drilling are planned of which 41,200 metres will contribute to upgrading some of the existing 3.1 million ounces of inferred resources while the remaining 32,300 metres will systematically test the highest priority exploration target areas along the three-kilometre strike length of the mineralized corridors. With the shaft sinking underway, it is expected that additional underground drill set ups will be available from new levels early next year.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Burkina Faso — Essakane project

The acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project in Burkina Faso, West Africa, occurred on February 25, 2009.

The Essakane project is fully permitted and has been under construction since September 2008. A feasibility study dated July 2008 indicates reserves of 3.4 million ounces using a $700 per ounce gold price and indicated resources of 4.0 million ounces. Average gold production is expected to be 315,000 ounces per year over the mine life at an average cash operating cost of $358 per ounce. Full production is anticipated to commence in the second half of 2010, requiring post acquisition capital expenditure of approximately $290 million to be invested over the next six quarters.

Since the acquisition of the Essakane project in February 2009, the development team has made significant progress in mine construction. Project expenditures for the first quarter of 2009 were $44 million for a project to date amount of nearly $129 million with outstanding commitments at the end of March 2009 of $77 million. The Company’s capitalized expenditures since the date of acquisition were $19.8 million for the construction and $4.9 million for development.

The Company’s project development team has taken the lead on the project and has modified the construction approach, going from external engineering, procurement, and construction management contracts to owner managed construction activities. Full construction release occurred in February 2009.

The development team is continuing to assess the requirements and is proactively looking to advance the project schedule and identify capital cost saving opportunities while maintaining the IAMGOLD standard for safety and security. The employment of several hundred people from surrounding communities has had a positive impact on the region.

Highlights of the Essakane projects are as follows:

•	Most of the additional equipments required for the change in approach have been ordered in the first quarter of 2009.

•

A review of the engineering and design work completed prior to the acquisition has been done. Most of the changes planned to the design have been processed or requested and the detailed engineering is proceeding on schedule.

•	The main focus during the quarter was on building adequate support teams in the health and safety, procurement and logistics, finance and administration, and construction management areas.

•	At site, commissioning of three 800 kVA generators was completed and they were connected to the local grid. The temporary fuel storage facility was also installed and put in service.

•

Five villages were successfully relocated during the first quarter. The construction of the main Essakane village has also started with some 800 employees actively working on the construction of the new village. A total of 1,800 houses and additional public buildings will be built over the next ten months. Erection of the buildings for the mine village continued and stood at about 80% completed at the end of March. Material for the construction of the new kitchen and recreation facilities was being received at the end of the quarter. The sewage plant has been installed and commissioned.

•

The earthwork required for the construction of the processing facility has been executed by a contractor and was mostly completed. The terrace for the light fuel oil and heavy fuel oil tank farm were also done. The concrete slabs for the offices, clinic and change room were poured. The concrete blocks installation started for the administration building. The concrete slab for the mine workshop has been poured and erection of the building almost completed.

•	Some mine equipments have already been commissioned and the mine department is doing extensive earthwork with the five 100-tonne trucks in operation.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

•

Excavation of the Gorouol river off channel reservoir was completed as well as all the slope cutting, floor sealing and geotextile installation. The bulk water storage reservoir construction was initiated with the excavation and construction of the key below surface as a priority for completion before the rainy season starting usually in May. The diversion dam and spillway construction were completed in the month of April 2009.

•

The detailed engineering and procurement have been completed for the power plant. The first two engines were tested and shipped, and should be at the site during the second quarter of 2009 with the remaining three scheduled during the third quarter of 2009.

South America — Ecuador — Quimsacocha

Work in Ecuador was directed entirely on the Quimsacocha project, an advanced exploration project with probable reserves of 8.1 million tonnes at an average grade of 6.5 grams of gold per tonne of ore indicating 1.7 million ounces of gold, and indicated resources of 9.9 million tonnes at an average grade of 6.6 grams of gold per tonne of ore indicating 2.1 million ounces of gold. A gold price of $750 per ounce was assumed for the financial analysis, and current market prices for all materials were applied. In April 2008, the National Constituent Assembly of Ecuador passed a Mining Mandate resulting in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation and a new national constitution. During this moratorium, the Company proceeded with technical feasibility work not requiring field activity.

On January 26, 2009, Ecuador’s National Assembly ratified a new Mining Law that confirmed the importance to the country of responsible mining and provided for fiscal terms, including a royalty rate of not less than 5% on gold production. The government is proceeding with the development of detailed regulations, both mining and environmental, to effectively implement the terms of the new Mining Law. The Company, through the Ecuador Mining Council, is working in cooperation with the relevant Ministries towards the preparation of the necessary regulations.

On February 15, 2009, senior management of the Company met with President Correa and several Government ministers, at which time the President publicly declared his support for responsible mining by the Company at Quimsacocha. On March 2, 2009, mining officials from Ecuador publicly declared the termination of the mining mandate removing a major obstacle and allowing the process to move forward. On April 26, 2009, the national elections in Ecuador resulted in the re-election of President Correa. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorizations are received. The final feasibility study for Quimsacocha is expected to take a further twelve months to complete at a cost of $14 million.

On July 29, 2008, the Company released results of the pre-feasibility study of the Quimsacocha project. The study shows that during the first three years of production, Quimsacocha would produce an average of 224,000 ounces of gold per year at an average grade of 7.1 grams per tonne of gold, with cash costs averaging $214 per ounce before royalties and profit sharing. The operation would generate, over the first three years, a pre-tax cash flow of $352 million. Over a projected mine life of 7.5 years, the current deposit would produce an average of 202,000 ounces of gold per year at an average cash cost of $272 per ounce (no royalties or profit sharing included), generating a pre-tax operating cash flow of $669 million. Capital expenditures up to commercial production, including all expenditures on development studies, are estimated at $337.1 million including a contingency of $45 million. The study shows an internal rate of return, using undiscounted cash flow, of 21.3% (pre-tax and government royalties) and has an estimated payback of three years. Provided that the necessary permits are received in the next 90 days, construction of the Quimsacocha project is targeted to commence in the second half of 2010 with commercial production in 2012. By the second half of 2010, the Company will complete a final feasibility study, while pursuing its work on both the environmental and social impact assessments.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Prior to commencing construction work, the Company will require an individual exploitation licence based on an exploitation contract to be concluded with the Government of Ecuador. If the Company is unable to reach an agreement with the Government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. The Company believes the Government of Ecuador will deliver on its promises of implementing new mining and environmental laws and regulations that will allow large scale mining to proceed and support the economical development of the country.

South America — French Guiana — Camp Caiman Project — Project Harmonie

Camp Caiman is a development project located about 45 kilometres southeast of Cayenne, the capital city of French Guiana. In January 2008, the Company’s application to begin construction of the Camp Caiman project was denied by the French Government. The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step. This working document has been circulated to a group of stakeholders for review, providing the context for mining development and recommends areas for mineral development, as well as outlining environmentally sensitive areas that they suggest should be considered for exclusion. Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of informal and formal consultation during which time the Company will continue to work actively and cooperatively with government officials at all levels as well as key stakeholders, in order to develop an acceptable plan that would permit development of the Camp Caiman deposit using an alternative approach designated as Project Harmonie, subject to appropriate restrictions and regulations. Following the period of consultation, the government is expected to prepare the final mining framework, which is not expected to be completed before the end of the second quarter of 2009.

If the Company is unable the reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. In order to protect the interests of the Company’s shareholders for damages incurred to date, appropriate legal claims have been prepared for filing. The Company’s objective remains to bring the Camp Caiman project into production.

CAPITALIZED EXPLORATION EXPENSES

South America — Suriname — Rosebel

In 2008, the 64,760 metres near-mine drilling successfully replaced depletion and in fact, increased proven and probable reserves 9% above replacement, contributing 639,000 new ounces to reserves. For 2009, a 90,000 metre-near-mine exploration diamond drilling program is expected to further convert resources, as well as identify and define extensions of the known deposits. In the first quarter of 2009, the program was on schedule with 14,840 metres completed mostly in the areas around the producing Royal Hill, Koolhoven, Pay Caro and Mayo deposits. Of this, 9,649 metres were infill holes and 5,191 metres tested for extensions of gold mineralization at depth and along strike of known mineralization.

GREENFIELDS EXPLORATION EXPENSES

During the first quarter of 2009, the Company’s exploration team was actively engaged in exploration in eight countries within South America and Africa, including exploration work in proximity to the Company’s operating mines.

Exploration and development expenditures were as follows:

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

South America — Brazil — Minas Gerais and Project Generation

The IAMGOLD-controlled Minas Gerais project covers 1,455 square kilometres within the historically prolific gold district of Minas Gerais in Brazil. Field surveys continue to add new Archean lode gold targets across the property. A 4,000-metre diamond drill program commenced in April 2009 with the initial focus on targets within the Congonhas lineament, one of several high priority trends that follow the trace of the 18th century surface mine workings. Elsewhere in Brazil, IAMGOLD continues to consolidate its more than 600 square kilometres land position in Para State over promising areas underlain by Archean greenstone belts. Target identification has commenced with regional mapping and geochemistry. An airborne magnetic and radiometric geophysical survey is planned for the third quarter of this year.

South America — Guyana — Eagle Mountain Project

A 15-hole, 3,000 metre diamond drill exploration program is underway at IAMGOLD’s Eagle Mountain project in Guyana, with three holes, totaling 503 metres completed as of March 31. This program follows-up on significant results obtained from IAMGOLD exploration drill programs carried out in 2008, as well as historic drilling of the property. In 2008, some of the best intersections included 4.7 g/t Au over 12.5 metres and 2.6 g/t Au over 24.5 metres.

Comprehensive field work, in conjunction with three dimension modeling of the geology and drill results indicates that gold is hosted in shallow-dipping thrust faults that range up to 20 metres in thickness and broadly conform to the surface expression. The geologic model indicates potential for a laterally extensive and shallow, saprolite-hosted gold resource.

South America — Suriname — Regional Exploration Rosebel and Sarakreek Project

In 2009, significant exploration programs at IAMGOLD’s flagship Rosebel mine are planned on near-mine targets adjacent to the known deposits, as well as for the earlier stage prospects on the Company’s 619 square kilometres land package surrounding the Rosebel mining lease.

Outside of the central Rosebel mining lease, exploration continues on the surrounding concessions as part of a three year exploration program that was initiated in 2008 to evaluate the Company’s entire land position at Rosebel. IAMGOLD has applied both detailed and regionally extensive auger geochemical surveys to provide preliminary screening of the property package. This phase of the exploration program is scheduled for completion by the end of 2009.

More advanced prospects on the surrounding concessions include the Mamakreek zone, where a 3,716 metre diamond drill program was completed in the fourth quarter of 2008. Mamakreek is located on the northern structural trend that hosts the Pay Caro-East Pay Caro, Koolhoven, and J-Zone deposits. The drill program intersected numerous anomalous to economic grades including 8.49 g/t Au over 4.5 metres and 5.46 g/t Au over 6.0 metres. These results were sufficiently encouraging to warrant a follow up 1,675 metre-25 hole reverse circulation drill program which was recently completed. Several other geological and geochemically anomalous trends will be drill tested in 2009 as part of a planned 11,000 metre diamond and reverse circulation drill program.

At the Sarakreek project, located 100 kilometres south of the Rosebel Mine, exploration continues to follow up on highly encouraging drill intersections, including 222.2 g/t Au over 7.5 metres, 31.2 g/t Au over 12 metres, 6.8 g/t Au over 21 metres and 7.9 g/t Au over 4.5 metres, that were reported in May of last year. In 2008, 5,843 metres of diamond drilling was completed, evaluating additional targets within the known trend that had been extended by geochemical surveys and on new mineralized areas located six kilometres east of the known Sarakreek trend. Encouraging results, including 8.15 g/t Au over 2.6 metres and 3.24 g/t Au over 5.7 metres were encountered along promising structural trends that need further assessment. The Sarakreek exploration program currently planned for 2009 will include an additional 4,000 metres of drilling and detailed follow-up work in these highly prospective areas.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Mali — Siribaya — Merrex

In December 2008, IAMGOLD entered into a definitive option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold project. The 700 square kilometres project area is contiguous to, and complements IAMGOLD’s wholly-owned Boto property in eastern Senegal. Like Boto, the Merrex project area is underlain by the prolific Birimian volcano-sedimentary terrane that hosts most of West Africa’s gold production. As part of the agreement, IAMGOLD must spend a minimum of C$3.0 million in exploration expenditures within the first year. In preparation for a 5,000 metre diamond drill program, field work was initiated in the first quarter that included termite mound geochemistry, regolith mapping, and re-logging existing diamond drill holes in conjunction with target identification involving data integration and interpretation of previous Merrex drilling. The drill program, scheduled to commence in May 2009, is designed to test and extend the important Siribaya gold trend, where Merrex has identified an indicated resource of 2.1 million tonnes grading 1.81 g/t Au (123,000 contained ounces) and inferred resource of 5.7 million tonnes grading 1.74 g/t Au (319,000 contained ounces) at cut-offs of 0.5 g/t Au. A large detailed airborne magnetometer survey over Siribaya is planned for the second quarter of 2009.

Africa — Senegal — Boto Project

At IAMGOLD’s wholly-owned Boto project, located in eastern Senegal near the Mali border, the current phase of exploration diamond drilling is nearing completion, with 21 holes totaling 5,057 metres completed. The drill program is focused on gold mineralization within the 6 km long Guemedji trend identified in 2008, which hosts a 100 to 150 metre wide corridor of Birimian rocks exhibiting intense albite alteration overprinted by chlorite-calcite magnetite alteration with late stage quartz-tourmaline-pyrite-gold and hematite-pyrite gold mineralization. Numerous intersections of 10-15 metre width, with grades exceeding 1.0 gram / tonne gold have been drilled, but continuity has not yet been demonstrated. Further work is warranted and a 5,000 metre reverse circulation drill program is planned to follow up on positive results within the Guemedji trend and the adjacent Boto 1 trend.

Africa — Tanzania — Buckreef and Kitongo Projects

IAMGOLD informed the Government of Tanzania that exploration activities were suspended in the country and that the Company is studying a range of opportunities for the Buckreef and the Kitongo projects. The wholly owned Kitongo project is an early stage project containing an inferred resource of 4.4 million tonnes grading 2.0 grams of gold per tonne, indicating 291,000 ounces gold that has been inactive since its acquisition in March 2006.

Canada — Quebec — Doyon Division

At the Doyon mine, an exploration program designed to test the main Doyon mineralized structures at depth below the existing shaft continued in 2008 with 17 holes totaling 7,344 metres completed. A number of holes intersected significant high grade intervals over narrow widths including hole 14545-08 that assayed 19.3 g/t Au over 2.5 metres and hole 14549-08 with 14.2 g/t Au over 4.0 metres. These intersections are within undeveloped portions of the mine stratigraphy. For 2009, $1.3 million is allocated to follow up on the encouraging results as well as pursue additional targets at depth and peripheral to the deposits within the main mine stratigraphy. Two drills are currently operating underground. The Doyon mine is currently scheduled to close in the third quarter of 2009.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

CASH FLOW

Operating cash flow in the first quarter of 2009 was $61.3 million ($0.20 per share) compared to $73.1 million ($0.25 per share) in the first quarter of 2008. The decrease in operating cash flow was mainly driven by lower sales and higher cost of consumables.

Cash flow used in investing activities in the first quarter of 2009 was $0.7 million compared to $45.9 million in the first quarter of 2008. The improved cash outflow is mainly due to the $66.4 million proceeds from sale of gold bullion. The Company’s mining operations capital expenditures were $53.3 million during the first quarter of 2009 compared to $28.1 million in the first quarter of 2008 mainly due to Essakane, Rosebel and Niobec.

Cash flow from financing activities was $200.5 million in the first quarter of 2009 compared to cash flow used in financing activities of $7.7 million in the first quarter of 2008. Cash flow from financing activities was higher than in 2008 primarily due to the public offering during the first quarter of 2009. During the first quarter of 2009, the Company repaid a net of $10.0 million on its revolving credit facility. In addition, the Company repaid in full the assumed outstanding bridge financing of $40.0 million following the acquisition of Orezone.

A foreign exchange loss of $7.5 million in the first quarter of 2009 compared to $0.3 million in the first quarter of 2008 was related to the impact of foreign exchange variation on a higher amount of cash held in Canadian dollars resulting from the equity financing in Canadian dollars during the first quarter of 2009.

BALANCE SHEET

Risks

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks are discussed further in the Risks and Uncertainties section and include recent financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity and Capital Resources

The Company ended the first quarter of 2009 with a strong balance sheet, having $463.3 million in cash and cash equivalents and gold bullion at market compared to $269.1 million at the end of 2008. The actual economic conditions did not have a material negative effect on the Company’s capital structure.

In the first quarter of 2009, the Company’s capital structure was modified to finance the Orezone acquisition and development of existing mines. Funds were raised through an equity financing as described below under Shareholders’ Equity, and in note 12, Capital disclosures, of the Company’s interim consolidated financial statements.

Working Capital

	As at March 31, 2009	As at December 31, 2008
Working capital (in $ millions)	343.9	105.4
Current working capital ratio	2.5	1.4

During the first quarter of 2009, working capital increased by $238.5 million mainly due to the increase in cash and cash equivalent following the equity financing and the sale of gold bullion.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Derivative instruments

For a discussion of risks and assumptions that relate to the use of derivatives, including market risk, liquidity risk and credit risk, refer to the section of Risks and Uncertainties of the 2008 annual MD&A.

(in $ millions)	As at March 31, 2009		As at December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold forward – normal sales contracts (Mupane)	(5.8)	(12.4)	(10.5)	(20.8)
Gold forward sales agreement (EURO)	(3.9)	(3.9)	(3.4)	(3.4)
Foreign currency collars and forwards	(2.4)	(2.4)	(0.6)	(0.6)
Heating oil call options contracts	0.6	0.6	1.5	1.5

	(11.5)	(18.1)	(13.0)	(23.3)

Gold Sales Commitments

As at March 31, 2009, the Mupane sales contracts totalling 24,444 ounces of gold, at a price of $410 per ounce, were accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenues. During the first quarter of 2009, 19,444 ounces of gold (first quarter of 2008 – 19,444 ounces) were delivered under these forward sales contracts.

On the acquisition of EURO, the Company assumed the gold forward sales agreement. During the first quarter of 2009, the Company paid the settlement obligation of $3.6 million outstanding for ounces bought back in December 2008. There were no deliveries during the first quarter of 2009, and as of March 31, 2009, there were 8,550 ounces of gold remaining at an average forward price of $459 per ounce. The decrease in fair value during the first quarter of 2009, totaling $0.5 million, was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

Heating oil call options contracts

In late 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets during the fourth quarter of 2008, to hedge a portion of its future consumption of diesel in 2009. Despite not qualifying for hedge accounting, these contracts protect the Company to a significant extent from the effects of oil price increases. Hedging as at March 31, 2009, totaling 6.3 million gallons of heating oil, represented approximately 50% of the Company’s planned diesel consumption for the remainder of 2009 at the Rosebel, Mupane, Sadiola and Yatela operations. At March 31, 2009, the remaining contracts, paid in 2008 by IAMGOLD at a premium average price of $0.30 per gallon, for a total price of $2.3 million, had a fair value of $0.6 million, resulting in a derivative loss of $0.9 million during the first quarter of 2009.

Currency

In late 2008, the Company’s exposure to underlying Canadian dollar costs has been hedged by entering into various currency contracts to reduce its exposure to fluctuations in the Canadian dollar volatility. These contracts do not qualify for hedge accounting and all expire in 2009. As at March 31, 2009, the Company had commitments, through collars totalling $88.5 million, and forwards totalling $27.0 million, all expiring in 2009, with a total negative fair value of $2.4 million which resulted in a derivative loss of $1.8 million during the first quarter of 2009.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

Following the Canadian dollar equity financing in March 2009, the Company reviewed its hedging position and decided to reduce its hedge of Canadian dollars exposure to 25% after the end of the first quarter. The remaining forward contracts were sold and some of the option contracts were off-set resulting in a net gain of $0.9 million. The Company will continue to monitor its currency hedging requirements and exposure.

Gold Bullion

		March 31, 2009	December 31, 2008
Ounces held	(oz)	99,999	173,704
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $ millions)	40.4	70.2
End of period spot price for gold	($/oz)	917	870
End of period market value	(in $ millions)	91.6	151.1

The decrease during the first quarter of 2009 in the number of ounces was due to the sale of ounces of gold in anticipation of the funding of the acquisition of Orezone and the construction of the Essakane mine. During the first quarter of 2009, the Company sold 73,705 ounces of gold at an average price and cost of $901 and $404 respectively, with proceeds of $66.4 million and a gain before income taxes of $36.6 million.

Debt

During the first quarter of 2009, the Company repaid a net $10.0 million on its revolving credit facility. In addition, the Company repaid in full the assumed outstanding bridge financing of $40.0 million following the acquisition of Orezone.

As at March 31, 2009, the credit facility was drawn upon for $40.0 million, and a letter of credit of $9.2 million was outstanding under the credit facility to guarantee certain asset retirement obligations.

Shareholders’ Equity

On February 25, 2009, a total of 28,817,244 shares valued at $220.7 million were issued for the acquisition of Orezone and the Company settled the convertible debenture assumed by Orezone as described in the Acquisition section of this MD&A.

On March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million).

As at March 31, 2009, the Company had 365,071,796 shares issued and outstanding, 6,339,863 outstanding share options, and 2,000,000 warrants exercisable for 160,000 shares of IAMGOLD at a price of C$14.79 each expiring on August 1, 2010.

As at May 12, 2009, there were 365,089,036 shares issued and outstanding, 6,322,623 share options outstanding, and 2,000,000 warrants exercisable for 160,000 shares of IAMGOLD. The increase in the number of shares issued and outstanding since March 31, 2009 is due to the exercise of options.

Contractual Obligations

Contractual obligations as at March 31, 2009, increased compared to the information disclosed in the 2008 annual report mainly due to the acquisition of Orezone during the first quarter of 2009. Capital commitments increased from $21.8 million to $112.6 million due to the current construction of the Essakane project. Payment obligations related to operating lease agreements increased from $4.2 million at the end of December 2008 to $4.9 million at the end of March 2009 for the same reason. These contractual obligations will be met through available cash resources and operating cash flows.

RELATED PARTY TRANSACTIONS

In the first quarter of 2009 there were no material related party transactions.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

OUTLOOK

The Company maintains its full year production guidance of 880,000 ounces of gold at an average cash cost of $470 to $480 per ounce based on an $800 per ounce gold price, a $65 per barrel oil price, and a foreign exchange rate of C$/US$1.15.

Cash cost estimates are based on assumptions including, but not limited to, those noted above. The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2009.

	Change of	Impact on the annualized 2009 cash cost by $/oz
Gold price	$50/oz	$3

Oil price	$10/barrel – below $64/barrel	$5
	$10/barrel – above $64/barrel	$3

Canadian dollar per US dollar	$0.10 – within 1.12 to 1.27 range	$5
	$0.10 – outside 1.12 to 1.27 range	$4

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required, as of March 31, 2009, an evaluation was carried out under the supervision of, and with the participation of IAMGOLD’s management, including, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) in connection with the Company’s design and operating effectiveness of disclosure controls and procedures.

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying unaudited interim financial statements, the Company’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company including its consolidated subsidiaries and joint ventures was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

There have been no significant changes, other than as noted below, in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of the management’s evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Company acquired control of EURO Ressources S.A. (“EURO”) in December 2008. Management of the Company excluded the operations of the former EURO from its assessment of the effectiveness of the Company’s internal control over financial reporting. The EURO operations represent $102.6 million of total assets at March 31, 2009 and revenues of $54,000 for the first quarter of 2009 on the Company’s consolidated financial statements amounts.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

The Company acquired control of Orezone Resources Inc. (“Orezone”) in February 2009. Management of the Company excluded the operations of the former Orezone from its assessment of the effectiveness of the Company’s internal control over financial reporting. The Orezone operations represent $372.5 million of total assets at March 31, 2009 and no revenue for the first quarter of 2009 on the Company’s consolidated financial statements amounts.

Limitations of controls and procedures:

The Company’s management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CHANGES IN CANADIAN ACCOUNTING POLICIES

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062 – Goodwill and other intangible assets by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged. Section 3064 gives guidance about internally generated intangible assets. This section applies to fiscal years beginning on or after October 1, 2008. The adoption of this new standard did not have any impact on the Company’s consolidated financial statements in 2009.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have any impact on the Company’s consolidated financial statements in 2009.

Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs. The EIC provides guidance on the capitalization and the impairment of exploration costs. This standard is effective in 2009. The application of the EIC did not have any impact on the Company’s financial statements.

FUTURE ACCOUNTING POLICIES CHANGES

Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), must be adopted for fiscal years beginning on or after January 1, 2011 by all Canadian publicly accountable enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

The Company launched its conversion project in June 2008. An external advisor has been engaged and a team has been identified, including people at all levels of the organization from different departments such as finance, information technology, internal control, mining operations and investor relations. The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

In 2008, a diagnostic impact assessment and a detailed plan for convergence and implementation were completed. As a result, the following standards have been identified as most likely to have a significant financial statement and/or business impact. However, the list below should not be regarded as a complete list of impacts that will result from transition to IFRS as analyses of changes are still in process and not all decisions have been made where accounting policy choices are available. As a result, the Company is not able to reliably quantify the impacts expected on its consolidated financial statements.

•	IFRS 1 First-time adoption of International Financial Reporting Standards

•	IFRS 3 Business combinations

•	IAS 16 Property, plant and equipment

•	IFRS 6 Exploration and evaluation

•	IAS 31 Interests in joint ventures

•	IAS 36 Impairment of assets

•	IAS 21 Effects of changes in foreign exchange rates

•	IAS 12 Income taxes

Further, the Company anticipates a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required and any process and/or system changes necessary to gather the required information.

The Company is currently in the process of analyzing policy alternatives allowed under IFRS, the specification of changes required to existing accounting policies and the development of solutions for information systems and business processes. The Company’s objective in choosing its IFRS policies and transition elections is to not only be IFRS compliant but to provide the most meaningful and transparent information to its stakeholders.

For each standard, the qualitative and quantitative impacts to the financial statements, disclosure requirements, system requirements, accounting policy decisions, changes to internal controls, including internal controls over financial reporting, and business policies and processes will be determined.

To date, the finance staff, other relevant employees including certain members of senior management, and the audit committee have attended an initial IFRS training session and will continue to receive ongoing training, as needed, throughout the conversion process.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

RISKS AND UNCERTAINTIES

The Company is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow, as described below. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s Annual MD&A and Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml, which risks described in the Annual Information Form are incorporated by reference into this Management’s Discussion & Analysis.

Risks, known and unknown, could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and described in the Cautionary Statement on Forward-Looking Information found at page 2.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash cost per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

First quarter ended March 31, 2009

(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant(3)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	28.7	18.2	—	9.9	12.4	7.5	76.7	12.6	89.3

Adjust for:
By-product credit	—	(0.3)	—	—	—	—	(0.3)
Stock movement	6.6	(3.2)	—	(1.0)	0.9	—	3.3
Accretion expense	(0.4)	(0.4)	—	—	(0.2)	(0.1)	(1.1)
Foreign exchange, interest and other	(0.4)	—	—	—	0.7	(0.3)	—
Cost attributed to non-controlling interest	(1.7)	—	—	—	—	—	(1.7)

	4.1	(3.9)	—	(1.0)	1.4	(0.4)	0.2

Cash costs – operating mines	32.8	14.3	—	8.9	13.8	7.1	76.9

Cash costs – working interests(4)							21.5

Total cash costs including working interests							98.4

Attributable gold production – operating mines (000 oz )	83	27	—	14	36	13	173

Attributable gold production – working interests (000 oz)(4)							39

Total attributable gold production (000 oz)							212

Total cash costs ($/oz)	393	529	—	653	385	526	464

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)

The Company mined and processed reserves at Sleeping Giant until the end of its current reserve life which occurred at the end of October 2008, at which time, the property and all the related infrastructure assets were sold.

(4)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

First quarter ended March 31, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	34.4	21.0	7.2	8.1	14.3	7.0	92.0	16.1	108.1

Adjust for:
By-product credit	(0.1)	(0.8)	(0.3)	—	—	—	(1.2)
Stock movement	3.3	(1.3)	0.2	0.2	—	—	2.4
Accretion expense	(0.3)	(0.5)	0.1	(0.1)	(0.1)	(0.1)	(1.0)
Foreign exchange, interest and other	(0.4)	—	0.1	0.4	0.4	—	0.5
Cost attributed to non-controlling interest	(1.9)	—	—	—	—	—	(1.9)

	0.6	(2.6)	0.1	0.5	0.3	(0.1)	(1.2)

Cash costs – operating mines	35.0	18.4	7.3	8.6	14.6	6.9	90.8
Cash costs – working interests(3)							20.2

Total cash costs including working interests							111.0

Attributable gold production – operating mines (000 oz)	72	29	18	20	37	17	193
Attributable gold production – working interests (000 oz)(3)							41

Total attributable gold production (000 oz)							234

Total cash costs ($/oz)	488	635	414	422	400	403	476

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operation. Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and mining costs as per the unaudited interim consolidated statement of earnings.

(unaudited)	2009	2008
(in $ millions, except where noted)	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$
Revenues from the Niobec mine as per segmented information (note 15 of unaudited consolidated interim financial statements)	31.8	36.5	35.5	38.4	32.7

Mining costs per consolidated statement of earnings	89.3	100.1	123.4	120.2	108.1
Mining costs from gold mines as per cash cost reconciliation	(76.7)	(87.5)	(108.1)	(99.9)	(92.0)
Other mining costs	(0.1)	0.2	(0.6)	(0.3)	(0.1)

Mining costs from the Niobec mine	12.5	12.8	14.7	20.0	16.0

Operating margin	19.3	23.7	20.8	18.4	16.7

Sales volume (000 kg Nb)	863	974	964	1,217	1,046

Operating margin ($/kg Nb)	$22	$24	$22	$15	$16

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

MINING OPERATIONS PRODUCTION DATA (UNAUDITED)

Tables below show production data for each mining operation for each quarter of 2009 and 2008.

	2009	2008
	Q1	Q4	Q3	Q2	Q1
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Total operating material mined (000t)	11,127	13,242	11,139	9,912	10,099
Strip ratio(a)	3.2	3.8	4.3	3.8	4.1
Ore milled (000t)	2,448	2,178	2,198	2,002	1,931
Head grade (g/t)	1.2	1.4	1.3	1.3	1.3
Recovery (%)	93	90	92	93	93
Gold production – 100% (000 oz)	88	90	86	79	76
Attributable gold production – 95% (000 oz)	83	86	82	75	72
Gold sales – 100% (000 oz)	74	89	87	77	70

Gold revenue ($/oz)(b)	$912	$802	$870	$904	$926

Cash cost excluding royalties ($/oz)	$353	$339	$399	$379	$385
Royalties ($/oz)	40	65	96	106	103

Cash cost ($/oz)(c)	$393	$404	$495	$485	$488

Canada – Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000t)	107	105	106	116	127
Ore milled (000t)	106	113	104	118	121
Head grade (g/t)	8.3	9.5	8.5	8.0	7.7
Recovery (%)	96	95	95	96	97
Gold production (000 oz)	27	33	27	29	29
Gold sales (000 oz)	36	30	29	25	31

Gold revenue ($/oz)(b)	$916	$793	$874	$895	$925

Cash cost excluding royalties ($/oz)	$521	$411	$509	$547	$543
Royalties ($/oz)	8	8	10	84	92

Cash cost ($/oz)(c)	$529	$419	$519	$631	$635

Canada – Sleeping Giant Mine (IAMGOLD interest – 100%)(d)
Total operating material mined (000t)	—	—	49	59	48
Ore milled (000t)	—	—	51	58	48
Head grade (g/t)	—	—	13.4	13.4	11.8
Recovery (%)	—	—	97	97	97
Gold production (000 oz)	—	6	21	24	18
Gold sales (000 oz)	—	8	22	25	17

Gold revenue ($/oz)(b)	—	$795	$866	$892	$932

Cash cost ($/oz)	—	$87	$242	$306	$414
Royalties ($/oz)	—	7	11	5	—

Cash cost ($/oz)(c)	—	$94	$253	$311	$414

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

	2009	2008
	Q1	Q4	Q3	Q2	Q1
Botswana – Mupane Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	1,639	1,382	633	192	711
Strip ratio(a)	6.3	3.2	1.9	0.5	1.1
Ore milled (000t)	252	309	269	275	224
Head grade (g/t)	2.2	3.7	3.6	3.4	3.4
Recovery (%)	76	83	84	83	84
Gold production (000 oz)	14	30	26	25	20
Gold sales (000 oz)	19	23	28	23	19

Gold revenue ($/oz)(b)	$643	$671	$705	$664	$626

Cash cost excluding royalties ($/oz)	$596	$231	$380	$338	$375
Royalties ($/oz)	57	40	45	40	47

Cash cost ($oz)(c)	$653	$271	$425	$378	$422

Mali – Sadiola Mine (IAMGOLD interest – 38%)
Total operating material mined (000t)	2,246	2,448	1,831	2,250	2,629
Strip ratio(a)	4.6	3.0	4.2	2.7	2.5
Ore milled (000t)	357	427	381	397	359
Head grade (g/t)	3.0	3.9	3.3	4.1	4.4
Recovery (%)	91	85	89	82	75
Attributable gold production (000 oz)	36	49	41	45	37
Attributable gold sales (000 oz)	34	51	39	45	37

Gold revenue ($/oz)(b)	$898	$812	$874	$895	$930

Cash cost excluding royalties ($/oz)	$334	$300	$346	$360	$344
Royalties ($/oz)	51	51	50	54	56

Cash cost ($oz)(c)	$385	$351	$396	$414	$400

Mali – Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	939	941	815	986	637
Capitalized waste mined – pit cutback (000t)	—	38	102	158	386
Strip ratio(a)	2.9	4.9	3.8	8.2	8.6
Ore crushed (000t)	271	304	214	276	294
Head grade (g/t)	2.8	2.0	2.7	2.6	1.5
Attributable gold stacked (000 oz)	25	20	18	21	14
Attributable gold production (000 oz)	13	16	18	15	17
Attributable gold sales (000 oz)	13	17	17	15	17

Gold revenue ($/oz)(b)	$909	$819	$867	$898	$921

Cash cost excluding royalties ($/oz)	$471	$460	$516	$530	$348
Royalties ($/oz)	55	52	49	53	55

Cash cost ($oz)(c)	$526	$512	$565	$583	$403

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

	2009	2008
	Q1	Q4	Q3	Q2	Q1
Ghana – Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	4,487	4,485	4,576	3,885	3,904
Capitalized waste mined (000t)	2,259	2,005	1,272	1,009	1,611
Strip ratio(a)	3.6	3.2	3.4	3.3	3.2

Heap Leach:
Ore crushed (000t)	537	758	785	769	816
Head grade (g/t)	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz)	17	25	26	25	27
Attributable gold production (000 oz)	14	15	17	18	18

Mill:
Ore milled (000t)	449	260	256	264	274
Head grade (g/t)	1.3	1.4	1.7	1.6	1.6
Recovery (%)	97	97	98	97	98
Attributable gold production (000 oz)	15	11	13	14	13

Total attributable gold production (000 oz)	29	26	30	32	31

Total attributable gold sales (000 oz)	29	26	30	32	31

Gold revenue ($/oz)(b)	$904	$805	$870	$896	$915

Cash cost excluding royalties ($/oz)	$500	$560	$549	$451	$435
Royalties ($/oz)	27	24	26	27	27

Cash cost ($oz)(c)	$527	$584	$575	$478	$462

Ghana – Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	909	878	1,175	1,348	1,583
Capitalized waste mined - pit cutback (000t)	—	—	—	—	145
Strip ratio(a)	3.6	3.2	4.5	4.8	6.7
Ore milled (000t)	252	230	214	200	233
Head grade (g/t)	1.3	1.4	1.3	1.6	1.4
Recovery (%)	93	93	93	94	94
Attributable gold production & sales (000 oz)	10	9	8	10	10

Gold revenue ($/oz)(b)	$906	$807	$868	$897	$921

Cash cost excluding royalties ($/oz)	$620	$611	$864	$598	$557
Royalties ($/oz)	27	24	26	27	28

Cash cost ($oz)(c)	$647	$635	$890	$625	$585

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(d)

The Company mined and processed reserves at Sleeping Giant until the end of its current reserve life which occurred at the end of October 2008, at which time, the property and all the related infrastructure assets were sold.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009

	2009	2008
	Q1	Q4	Q3	Q2	Q1
Canada – Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	424	419	460	475	447
Ore milled (000t)	413	442	452	465	429
Grade (% Nb205)	0.63	0.59	0.62	0.60	0.67
Niobium production (000kg Nb)	985	1,056	1,154	1,035	1,151
Niobium sales (000kg Nb)	863	974	964	1,217	1,046
Operating margin ($/kg Nb)(a)	$22	$24	$22	$15	$16

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2009